

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

Shane Schaffer
Chief Executive Officer
Cingulate Inc.
1901 W. 47th Place
Kansas City, KS 66205

> **Re: Cingulate Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 27, 2021**
> **File No. 333-259408**

Dear Mr. Schaffer:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form S-1 filed September 27, 2021

Stock Dividend, page 6

1. We note the new disclosure included throughout the prospectus regarding a Stock Dividend payable prior to the effective date of the registration statement. We also note the risk factor on page 56 which states that the company has never declared or paid any dividends on its common stock and currently intends to retain all available funds and any future earnings, if any, to fund the development and expansion of its business, with no plans to pay any cash dividends in the foreseeable future. Please expand your disclosure to quantify the estimated total number of shares payable pursuant to the Stock Dividend, address the dilution effects, if any, and explain the board's reasoning for declaring the dividend at this time.

You may contact Gary Newberry at 202-551-3761 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven Skolnick